ONLINE DISRUPTIVE TECHNOLOGIES, INC.
3120 S. Durango Dr. Suite 305,
Las Vegas, Nevada 89117,
Tel: 702-579-7900

December 23, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Matthew Crispino
Staff Attorney

Dear Sirs:

Re:	Online Disruptive Technologies, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-168698

     In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EST) Wednesday, December 29, 2010 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

     We acknowledge that

  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Bernard Pinsky, at (604) 643-3153.

Yours truly,

ONLINE DISRUPTIVE TECHNOLOGIES, INC.

/s/ Benjamin Cherniak
Benjamin Cherniak
President, and Director